                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12 (B) OR 12 (G) OF
                           THE SECURITIES ACT OF 1934


              NATIONAL INSTITUTE COMPANIES OF AMERICA, INCORPORATED
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           NEW YORK                                             25-1796950
(State or Other Jurisdiction of                               (IRS Employer
 Incorporation or Organization)                             Identification No.)

   55 South Main Street, Second Floor
      Washington, Pennsylvania                                     15301
(Address of Principal Executive Office)                          (Zip Code)

                                 (724) 222-6656
                           (Issuer's Telephone Number)

          Securities to be Registered under Section 12 (b) of the Act:

                                      NONE

          Securities to be Registered under Section 12 (g) of the Act:

                         Common Stock, $0.0001 par value
                                (Title of Class)


This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believe", "anticipate", "expects" and similar expressions are intended to identify such forward-looking statements. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


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                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS


THE COMPANY


Regatta Group, Ltd. ("RGL") was incorporated in the State of New York on March 15, 1995. On July 31, 1996, RGL purchased via an exchange of stock (preferred for common) Mortgage Bankers Holding Corporation ("MBHC"), an unrelated Pennsylvania business corporation and subsequent to the acquisition, changed its name to MBHC (the "registrant"). On July 31, 1996, the stockholders of the registrant also approved the authorization of an additional 45 million shares of common stock.

The former shareholders of MBHC received 2,000,000 shares of the registrant's convertible preferred in exchange for all the outstanding capital stock of MBHC. The registrant also executed stand still agreements with several common stockholders (all who held in excess of 250,000 shares) whereby said common shareholders could not sell, trade or transfer their common stock through December 31, 1997.

The acquisition of MBHC was accounted for as a purchase and, accordingly, the results of operations of MBHC for the period subsequent to July 31, 1996 were included in the registrant's financial statements. The excess of liabilities assumed over the fair value of assets acquired approximated $173,000 and has been accounted for as goodwill.

On February 21, 1997, the registrant acquired all of the outstanding common stock of Commonwealth Capital Investment Corporation ("CCIC") for the issuance of 300,000 shares of preferred stock Series A. The acquisition of CCIC was accounted for as a purchase and, accordingly, the results of operations of CCIC for the period subsequent to July 31, 1996 were included in the registrant's financial statements. The excess of liabilities assumed over the net fair value of assets acquired was minimal.

During 1997 the registrant's licensed insurance agency subsidiary Pinnacle Insurance and Investment Group, Inc. ("PIIG") began operation.

On May 1, 1998, the registrant acquired National Settlements, Inc. ("NSI") for 25,000 shares of common stock. NSI was a settlement company that closes residential mortgage loans and issues title policies for several title insurance companies.

On July 1, 1998, the registrant's sub-prime auto financing subsidiary International Auto Funding Corp. ("IAF") began operation.

During 1998, there were changes in management, and the registrant redirected its operating focus from mortgage banking activities to expanding its insurance and estate planning services through cooperation and agreements with community banks. Therefore, in 1998 CCIC, PIIG, IAF and IAF ceased operations and out of existence documents were filed with the appropriate state authorities.


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On March 14, 1999, the registrant acquired all of the outstanding stock of
National Institute Companies of America, Inc. ("NICA"), including all of its wholly owned subsidiaries, The acquisition of NICA was accounted for as a purchase and, accordingly, the results of operations of NICA for the period subsequent to March 14, 1999 were included in the registrant's financial statements. The purchase price for NICA was approximately $780,000 to be paid in the registrant's common stock in addition to the assumption of NICA's liabilities. The registrant has yet to issue the stock as the seller has yet to remit approximately $800,000 of gross revenues that the registrant believes is due them.

In March 2000, the registrant instituted suit against James L. Burmeister, the chairman of NICA prior to its acquisition by the registrant. The suit seeks injunctive relief, damages and attorneys fees. On March 30, 2000, the Court granted the registrant's request for a Temporary Restraining Order ("TRO"). On April 10, 2000 the TRO was extended by the Court. A mediation between the parties to the suit was unproductive and the case is on a standard course of discovery and, ultimately, trial of the issues. The TRO has expired and the registrant elected to forego its right to seek a Temporary Injunction since it believes that any further damage which could be inflicted by the Defendant would be offset by aggressive marketing and expansion of the registrant's business plan.

It is the registrant's position that the acquisition is complete and that it does not owe the seller any further consideration as called for in the Stock Purchase Agreement ("Agreement") as the evidence in the aforementioned case will substantiate the registrant's claims of fraud and fraudulent inducement by the defendant. Specifically, the defendant grossly overstated the revenue stream generated by NICA in order to induce the registrant into paying excessive consideration for the acquisition.

The registrant's legal counsel on this matter is of the opinion that a high degree of probability exists that the verdict will deny the Defendant any further payments under the Agreement and that the Court will rule as a matter of law that the stock of NICA was transferred to the registrant under the Agreement. Additionally, the registrant's legal counsel is of the opinion that the verdict will award the registrant damages against the Defendant for the commissions that the Defendant wrongfully converted to his own use. (Refer to Exhibit 99.2 for Opinion of Counsel Re; Mortgage Bankers Holding Corporation Stock Purchase Agreement dated June 16, 2000.)

On January 5, 2000 the registrant changed its name to NICA from MBHC to better reflect its on-going operations.


BUSINESS STRATEGY

The registrant directly and through its subsidiary, National Institute for Estate Planning, Inc.("NIEP") provides life insurance and financial planning services and products to banks and other financial institutions to address the needs of their customers. The registrant has concentrated on regional and community banks and markets its services through its own sales force and independent insurance brokers and estate planners who are leaders in their communities. In addition to insurance products, the registrant will also provide investment products, such as mutual funds and variable annuities. The registrant works with the bank's financial services department to customize programs to suit the bank and the markets they serve.


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The registrant generates revenues from the sale of financial products and is compensated by commissions paid by insurance companies, sales commissions paid by the investment managers, fees paid by banks for the registrant's advice and implementation of insurance programs, and fees paid by the consumer for estate/financial planning.

The primary focus is on community banks with assets ranging from $50 million to $1 billion and regional banks with assets in excess of $1 billion. Typically, the target bank or financial institution will not have an insurance marketing program or its existing program has not produced satisfactory results.

The registrant offers their services as a "value added" benefit to the customers of the bank. The registrant's programs enhance the bank's exiting customer relationships and do not compete with other services or products of the bank.

Management of the registrant has established successful records in insurance and finance, including the creation and development of successful businesses with remunerative outcomes.

The registrant is revolutionary in that it is a sole source "turn-key" solution to Community Banks, as well as for professional and financial institutions for Estate & Financial planning products and services.

The registrant devotes its professional talents to serve an industry sector (community banks) which has historically, been neglected and under served and which desire:

     o    Multiple carriers and products, a nonpartisan environment.
     o Maximum available compensation without individual carrier production requirements.
     o Centralized data information and management system for: sales & marketing, commissions payable and receivable, cross selling and referrals, revenue splits, client tracking, product records and information data management system, for proper release and disclosure documents.
     o    A system for ongoing promotion, support and continuing education.
     o Professional, cost effective distribution system; implemented by CPA's, CFP's, CLU's, ChFC's, JD's.

The registrant's focus is on High Net Worth individuals while servicing the future generation of wealth transfer within the bank and the community.

PRINCIPAL MARKETS AND PRODUCTS OR SERVICE:

The registrant has structured the business to assist banks, bank holding companies and other financial institutions (brokers/dealers, S&L's, accounting firms etc.) in the planning, design and implementation of an insurance marketing program and financial planning profit center within the bank or entity. The registrant provides to bank and institutional management, evaluation of the insurance industry climate and consults on the alternatives and


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opportunities for banks and institutions to more fully utilize and expand their customer base. The registrant has brought together a carefully chosen group of professionals in the fields of accounting, estate planning, insurance, investment banking and law, in order to fully capitalize on the opportunities before the registrant.

The registrant has focused its efforts to serve an industry sector (community banks) which has historically, been neglected and under served and which desire:

     o    Multiple carriers and products, a nonpartisan environment
     o Maximum available compensation without individual carrier production requirements
     o Centralized data information and management system for: sales & marketing, commissions payable and receivable, cross selling and referrals, revenue splits, client tracking, product records and information data management system, for proper release and disclosure documents.
     o    A system for ongoing promotion, support and continuing education
     o Professional, cost effective distribution system; implemented by CPA's, CFP's, CLU's, ChFC's, JD's

The registrant actively promotes but is not limited to, the following products and carriers in the financial institution marketplace:

     o    Bank Owned Life Insurance
     o    Corporate Owned Life Insurance
     o    Fixed Annuity
     o    Group and Individual Health Insurance
     o    Group and Individual Disability Insurance
     o    Group Term Insurance
     o    Guaranteed Premium Whole Life
     o    Immediate Annuity
     o    Level Term Insurance
     o    Level Group Term
     o    Long Term Care
     o    Mutual Funds
     o    Second & First to Die
     o    Single Premium Universal Life
     o    Single Premium Variable Universal Life
     o    Universal Life Insurance
     o    Variable Whole Life
     o    Variable Universal Life
     o    Whole Life

DISTRIBUTION METHODS:

     The seminar approach has proven to be a more effective means of securing qualified prospects than other programs and distinguishes the registrant from others. The registrant's seminar systems use a stringent plan of implementation and procedures. Financial institutions are selected based on their willingness to offer life insurance programs to their clients. The following is a brief outline of the step-by-step process of analyzing and conducting the registrant seminar.


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     o    An officer information meeting (OIM) is conducted, for the officers of the institution. This informs the officers of what their clients are going to see and hear. The OIM creates a comfort level between the registrant and the bank, which has resulted in higher than industry average results.

     o The registrant requests that the institution gather a list of potential prospects to invite to the "bank sponsored" seminar. Marketing is done with the help of the registrant's turnkey program to assure good attendance (targeting 12-15 planning units per seminar).

     o The institution is asked to provide the registrant with a suitable location within the institution.

     o Those who attend and are interested in going forward are provided with a free two-hour consultation.


DISTRIBUTION CHANNELS


     AGENCY DEVELOPMENT

     To enable the registrant to further distribution, it recruits qualified, independent insurance agents and will require those wanting to participate in the registrant program, to attend the mandatory training course. This will insure program uniformity across the United States. This process is crucial in that, our agents are recognized as true professionals, able to operate effectively in the bank and institutional environment.

     Listed below are the criteria for participation in the program, training issues, and costs associated with becoming involved with the registrant and guidelines.

     ESTATE PLANNER / AGENT "SEMINAR" TRAINING CERTIFICATION

          o The registrant will require that each planner who wants to participate in the registrant's seminar program will be required to take the registrant training course. The course is designed to provide each planner with specific outlines of what is expected and what is to be presented to member financial institutions and their customers. No planner is permitted to present their own seminar or format to a registrant member financial institution or their customer. Course cost: $1,600 per person.

          o Planners participating in the seminar program must be certified as a CLU, ChFC or CFP. All others will be based on the decision of management.

          o Planners must have a minimum of five (5) increasingly productive years in the insurance/brokerage business.


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          o    Provide their own Errors and Omissions, insurance coverage.

          o Must have a minimum of at least a NASD Series 6 and Series 63, and appropriate state life and health licenses.

          o    Must be "Non-captive"

          o Must be willing to utilize the registrant's insurance carriers, products and services while participating in the program.


     On 29 September 1999 the registrant announced that it would be expanding into Registered Investment Advisory ("RIA") services in the future. To date the registrant has not officially arranged for direct Broker/Dealer license'(s) and/or arranged with others to service this new market. Though, such RIA services are available via our Carriers/Providers.


COMPETITIVE POSITION AND COMPETITIVE BUSINESS CONDITIONS:

     It is the opinion of the registrant's management that the registrant has developed a unique system for the sale of financial services and products.

     Management believes that our 14 years of proven history in the marketing of insurance and financial/estate planning products and services in the community bank market place provides the registrant a substantial advantage ahead of any competitor in estate and financial planning for bank depositors.

     The registrant has created a specialized niche, which includes a targeted, per-qualified and accepting audience. Further the registrant has established relationships with the industry's "Best in Class" - "Top of the Table" in insurance premium production professionals for estate and financial planning as well as legal and financial professionals.

     The registrant only works with and writes through the highest rated carriers as rated by industry standards to include but not limited to:
     Moody's, Standard & Poors and AM Best Rated

TRADEMARKS, LICENSES, CONCESSIONS AND ROYALTY AGREEMENTS

          o Trademarks: Federal Trade Mark and Copyright applications have been submitted for:

               National Institute Companies of America ("NICA"),
               National Institute for Estate Planning ("NIEP"),
               NIEP Agency Inc.
               National Institute for Financial Services ("NIFS")
               National Institute for Retirement Planning ("NIRP") and; National Institute for Employee Benefits ("NIEB")


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          o    Licenses: NICA, NIEP, NIEP Agency, NIRP, NIEB.


          o Concessions and royalty agreements: The registrant receives a renewal stream from insurance product sales (when applicable). Average royalty is three to four (3 to 4%) percent per year, typical duration is nine (9) years. All such concessions/royalties are made part of each carrier contract wherein applicable.

GOVERNMENT APPROVALS AND EFFECT OF GOVERNMENT REGULATIONS ON BUSINESS:

     Because the registrant is operating in the finance and insurance area, the registrant is under the regulation of the Office of the Comptroller of the Currency as well as the each regulatory department within each state the registrant does business. The registrant must be properly registered in each state in which the registrant does business, to the state bar association, state banking commission and state insurance commission for approval and to inform them of the registrant's practice in their state, in order to comply with the state's practice. All carrier product'(s) must be approved by the appropriate Government agency as well as the appropriate insurance commission in each state in which a product may be sold.

     The recent repeal of the Glass Stegall Act has created an opportunity for the registrant to capitalize on additional market share while utilizing the registrant's niche market access in conjunction with direct and in-direct providers wishing to access the registrant's market area.

BACKLOG

On a cash accounting basis it is believed that the Underwriting "backlog orders" are currently $200,000 as compared to $108,000 for the prior year.

EMPLOYEES:

The registrant currently has seven part time and five full time employees.



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ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

GENERAL

Since commencement of operations in 1996, the registrant has been engaged in the financial services industry in various capacities.

RESULTS OF OPERATION:

MARCH 31, 2000 VS 1999

In the three months ended March 31, 2000 revenue increased to $13,000 from $16,000 in the three months ended March 31, 1999. This variance was due to the NICA's business being included in the current quarter compared to the MBHC business being included in the prior year's quarter. A significant amount of the NICA business in the current quarter was delayed due to HR 634 (Elimination of split-dollar insurance with legacy plans) which to date has not been passed by Congress. The majority of the registrant's revenue is in split-dollar insurance.

Operating expenses increased to $1.17 million in the current year quarter from $0.01 million in the prior year fiscal quarter. The current year quarter had $0.85 million in operating expense resulting from the issuance of 3.25 million shares for compensation and $0.2 million in operating expense resulting from the issuance of 1.95 million shares for services rendered. This compares to $0.01 million of depreciation and amortization in the prior year quarter as the Company was essentially inactive until it acquired the business of NICA in March, 1999.

The Company did not have a federal or state income tax provision in either quarter due to the loss recorded in each quarter. An allowance was recognized to offset the tax benefit until such time that the Company generates taxable income.

The current year quarter included an extraordinary item for the extinguishment of interest on the investment notes sold by the registrant's CCIC subsidiary. Current management of the registrant negotiated a settlement with the holders of the notes resulting in the note holders receiving their principal, in cash, and foregoing the payment of the accrued interest on the notes. The payment of the principal was made to the note holders in the first quarter of the current year.

The amounts described above resulted in a net loss of $0.8 million in the current year quarter compared with a loss of $0.04 million in the prior year quarter.

DECEMBER 31, 1999 VS 1998

In the year ended December 31, 1999 revenue, primarily consisting of insurance revenues and fees decreased to $319,000 from $457,000 in the prior year. Revenue in 1999 included revenue from the NICA acquisition completed in March 1999.


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Revenues in 1998 included $227,000 of interest income from the registrant's CCIC subsidiary which ceased operations in 1998.

Operating expenses increased to $2.55 million in the current year from $1.3 million. The increase was due to the refocusing of the registrant and operating expenses generated by the NICA acquisition concluded in March 1999.

Other income and expense increased to $1.9 million in the current year from $0.7 million in 1998. Interest expense remained relatively constant at $183,000 for the current year vs. $171,000 in the prior year. The $0.3 million of amortization in 1998 included the write down of goodwill and organizational costs and deferred origination fee related to the registrant's subsidiaries that ceased operations during 1998.

Current year other expense also included $1.7 million of legal settlements vs. $0.1 million in the prior year. The majority of the legal settlements in 1999 resulted in the issuance of common stock of the registrant and related to matters originating when the registrant was under the control of the prior management. The largest legal settlement related to the sale of the registrant's stock in November 1998 under a Regulation D 504 B Offering. The registrant resolved the claim agreeing to issue 2.5 million shares of common stock (valued at the current market price of $0.55 per share or $1.375 million). The shares were issued in the first quarter of 2000.

The Company did not have a federal or state income tax provision in either 1999 or 1998 due to the loss recorded in each year. An allowance was recognized to offset the tax benefit until such time that the Company generates taxable income.

The amounts described above resulted in a net loss of $4.1 million in the current year compared with a loss of $1.5 million in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MARCH 31, 2000

During the three months ended March 31, 2000, the registrant's cash increased by $64,000. Net cash provided by financing of $0.57 million was partially offset by $0.07 million of net cash utilized by operating activities and $0.43 million of net cash utilized by investing activities.

Cash from financing activities was generated from the sale of the registrant's stock ($2.07 million) which was partially offset by a $1.5 million decrease in debt. The decrease in debt was primarily the settlement with the investment note holders wherein they forgave their accrued interest and received their initial principal.

Cash utilized in operating activities was caused by the net loss of $0.8 million and the $0.356 million of debt forgiveness on the investment notes. These items were partially offset by $0.02 million of depreciation and amortization and $1.1 million of stock issued for expenses of the registrant.


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 Cash utilized in investing activities included a $0.4 million purchase of an interest-bearing note of an unaffiliated company and $0.03 million for the purchase of office equipment. The registrant, at its option has the ability to convert the note into a minority ownership interest.

YEAR ENDED DECEMBER 31, 1999

During the year ended December 31, 1999, the registrant's cash increased by $54,000 due to net cash provided by operating activities.

Cash provided by operating activities was caused by $0.1 million of depreciation and amortization and $2.6 million of stock issued for expenses of the registrant, a $0.2 million increase in accrued interest and an increase of $1.5 million in accrued legal settlements, the majority of which were settled via the issuance of the registrant's common stock in the first quarter of 2000. This was partially offset by the net loss of $4.1 million and a $0.1 million decrease in accounts payable.

YEAR ENDED DECEMBER 31, 1998

During the year ended December 31, 1998, the registrant's cash increased by $186,000. Net cash provided by financing of $0.3 million was partially offset by $0.11 million of net cash utilized by operating activities.

Cash from financing activities was generated by $0.3 million from the sale of investment notes.

Cash utilized in operating activities was caused by the net loss of $1.52 million and a $0.45 million decrease in accrued payroll This was partially offset by $0.3 million of depreciation and amortization and $0.9 million of stock issued for expenses of the registrant, a $0.1 million increase in accrued interest, a $0.2 million increase in accounts payable and a $0.2 million increase in payroll taxes.

PROSPECTIVE INFORMATION

On March 3, 2000 the registrant entered into a Buy-Sell Agreement with Oxford International, Inc. ("Oxford") for the sale of its entire holdings in Growth Fund Partners, Inc. for $2,500,000 in cash. The registrant expects that this agreement will be concluded by the end of the second quarter of 2000 and the fund received from Oxford.

The registrant has entered into an agreement to purchase 100% of the outstanding common stock of Continuing Education Associates, Inc. ("CEA"). The total purchase price is estimated to be $225,000 payable in cash of $100,000 and 350,000 common shares of the registrant's restricted stock. The transaction is expected to close by the end of the second quarter of 2000.


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The registrant has also entered into an agreement to purchase 100% of the outstanding shares of Oxford which is engaged in investment banking activities. The total purchase price is estimated to be $4.75 million payable in 5,000,000 common shares of the registrant's restricted stock and 50% of Oxford's earnings for the year 2000. The transaction is expected to close by the end of the second quarter of 2000.

ITEM 3 - DESCRIPTION OF PROPERTY

The registrant's two primary locations are Dallas, Texas and Washington, Pennsylvania. These offices are located in modern facilities located within commercial buildings. The registrant rents the office space and owns their furniture and business equipment. The headquarters location in Washington consists of 1,600 square feet at a rental of $1,600 per month expiring December 2002 and the branch office in Dallas consists of 828 square feet at a rental of $1,500 per month expiring April 2003.

The registrant believes that these facilities are adequate for its current needs.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 30, 2000, the ownership of the registrant's Common Stock by (i) each director of the registrant, (ii) all executive officers and directors of the registrant as a group, and (iii) all persons known by the registrant to own more that 5% of the registrant's Common and Convertible Preferred Stock.


                                                    Beneficial Ownership
                                   --------------------------------------------------
                                   Title of            Number of
Name and Address                    Class              Shares (1)               % (1)
----------------                   --------            ----------               -----
Kevin P. Maloney (2)                Common              9,015,500               11.22%
55 South Main Street
Second Floor
Washington, PA   15301


Timothy E. Smail (3)                Common              1,100,000                1.50%
55 South Main Street
Second Floor
Washington, PA   15301

All Directors and Officers          Common             10,115,500               12.43%
as a group (2 persons)


(1) Beneficial ownership is determined in accordance with the rules of the Securities & Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of April 30, 2000, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) Includes 5,000,000 shares of Common Stock currently issuable in accordance with Mr. Maloney's employment agreement, 2,500,000 shares of Common Stock currently issuable based upon Mr. Maloney's term of service with the registrant and 660,000 Common Shares issuable upon the exercise of options that are currently exercisable.

(3) Includes 1,000,000 shares of Common Stock which is owned by Temmco Venture Capital in which Mr. Smail and his spouse hold a 37.5% interest.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS PROMOTERS AND CONTROL PERSONS

DIRECTORS AND OFFICERS

The registrant's executive officers and directors are as follows:

                                                                                Term as
Name                       Age              Position                        Director Expires
----                       ---              --------                        ----------------
Kevin P. Maloney           41         Chairman of the Board of                    2000
                                      Directors and President, CEO
                                      And Secretary

Timothy E. Smail           42         Treasurer and Director                      2000



Directors (Elect) subject to election at next annual meeting of stockholders, but not limited to:

     Stephen Bradley
     Royce Flippin
     Christophere Illick
     Dennis Rushovich
     Hilliard Zola

Upon election to the Board of Directors, each director will receive 250,000 shares of the registrant's common stock and expenses for attendance at meetings.

KEVIN P. MALONEY, PRESIDENT, CEO, SECRETARY AND BOARD OF DIRECTOR

Mr. Maloney is formerly the Senior Managing Director/Founder of Asset Protection Trust Company, Inc. one of the leading marketing company in the United States of foreign situs trust and founder of Insurance Marketing Group, LLC. Previously, Mr. Maloney was an Investment Banker for Spencer Trask Securities, Inc. While at Spencer Trask his responsibilities included leverage buyouts, mergers and acquisitions and restructuring of both public and private companies. Prior to that, he was a registered Merchant Banker under the General Obligation Law of Switzerland and the United Kingdom. He worked throughout the European community and the Middle East and through significant contacts in the European banking community he developed offers to his clients in excess of one billion dollars. In addition, Mr. Maloney structured one of eight licensed currency exchange houses in the United Arab Emirates. He was chosen by the Federal Islamic Republic of Comoros among others, to develop their credit worthiness in the Western Capital Markets, as well as, lead the efforts to restore the infrastructure to the country with regards to utilities, Medicare, education, public housing, fishing industry and tourism. Prior to that, Mr. Maloney was an Investment Banker with Balis and Zorn Securities, Inc. and Asset Management Company where he marketed asset management services and products, as well as analyzed and formed strategies for the acquisitions of public and private companies for high net worth, high profile clients. Prior to that, Mr. Maloney was with Nutmeg Securities, Inc., where he trained and specialized in initial public offerings. Mr. Maloney was Senior Advisor and Negotiator in the purchase/sale of an existing National Football League and Major League Baseball franchise. Mr. Maloney began his career in his family's business for which he remains a financial advisor. Mr. Maloney received his Bachelors degree from the University of Pittsburgh with Advance Studies from the Wharton School of the University of Pennsylvania, Aresty Institute of Executive Education and The London School of Economics.

TIMOTHY E. SMAIL, TREASURER AND BOARD OF DIRECTOR

Mr. Smail is currently Controller, Secretary and Treasurer of Fieldstone Inc. a privately held death care business in Pennsylvania and the U.S. Virgin Islands. Prior to Fieldstone, Mr. Smail was a staff accountant for Management Problem Solvers a full service accounting, financial and business consulting firm with clients nation wide. Mr. Smail is a Certified Public Accountant offering accounting, tax and financial consulting services to individuals, small businesses, estate and trusts as a sole practitioner. Mr. Smail has been a member of the Board of Directors for several privately held corporations including Fieldstone Inc., Metro Medical Equipment Co. and Sickroom Services Inc. as well as a member of the Board of Directors of National Institute Companies of America (formerly Mortgage Bankers Holding Corp.) since 1996. Mr. Smail holds a BS degree from Indiana University of Pennsylvania and Professional Certification by the Commonwealth of Pennsylvania as a Certified Public Accountant.

NOMINATED BOARD OF DIRECTORS, BUT NOT LIMITED TO

STEPHEN W. BRADLEY

Mr. Bradley is currently a Managing Director of Fortrend International LLC, an Investment Bank in New York. Mr. Bradley is also the founder and principal of Salem Partners, Inc. New York a consulting firm for global business development in North America, South Africa, Spain, Austria, Greece, Croatia, Mexico and Brazil. In 1991-93 Mr. Bradley was Executive Vice President of Daiwa America Securities, Ltd. Responsible for all trading, structured finance, new product development, derivatives and securitization, in both the debt and equity disciplines. From 1982 to 1991 Mr. Bradley was Managing Director - Merrill Lynch Capital Markets, while at Merrill Mr. Bradley conceived, developed and managed the Capital Equities Division for Merrill creating the organizational infrastructure, responsible for all direction over negotiations, pricing, structure and risk management. From 1968 to

1982 Mr. Bradley was Vice President of Paine Webber-Capital Commitment, responsible for the pricing, trading and marketing of all primary market products. Mr. Bradley managed all sales and marketing departments for the entire branch office system of Paine Webber for primary debt and equity securities. Mr. Bradley holds a BS Finance degree - University of Arizona and his MBA in International Finance Program - American Graduate School of International Management.

ROYCE N. FLIPPIN, JR. CHAIRMAN-NOMINATED

Royce N. Flippin, Jr. is the director of program advancement for the Massachusetts Institute of Technology and president of Flippin Associates, which provides strategic and implementation services for both the public and private sectors. He is a consulting managing director for the full-service commercial real estate firm of Keoppel, Tener, Riguardi, Inc., a certified associate for Drake, Beam, Morin, Inc. and is a member of the board of governors of the Princeton Club of New York. Mr. Flippin served for several years as a member of the finance committee of the Eastern College Athletic Conference (ECAC) and was the organization's president in 1988-89. He also served a five-year term on the 14-member executive committee of the National Collegiate Athletic Association
(NCAA), responsible for the financial affairs and all championships of the NCAA. Mr. Flippin has held positions with Exxon and General Foods Corporation and he was President of First Spectrum, Inc., one of the first socially responsible mutual funds. Mr. Flippin is currently a Board of Director of The Sullivan Group, a division of the Travelers Group, Smith Barney, Inc., Ariel Capital Management Mutual Fund, Radkowsky Thorium Power Corporation, Kinematix, Inc., and Asphalt Green.

CHRISTOPHER D. ILLICK

Mr. Illick is currently a Senior Officer of Brean Murry & Company Inc., an Investment Bank in New York. Mr. Illick is also a general partner of Illick Brothers, which he organized in 1965 to continue a family real estate ownership and management business. Mr. Illick was a founder in 1968 and the President of the US subsidiary of Robert Fleming Holdings Limited, London. For approximately fifteen years, Mr. Illick effected corporate finance transactions and identified investment opportunities for Fleming's clients in the UK, Europe, the Far East and the US, in addition to managing the over-all US business. In 1986, Mr. Illick subsequently became a Director, and Chief Administrative Officer and General Counsel of CG America Corporation, a privately held specialty reinsurance holding company. He was responsible for administration, legal affairs and its substantial portfolio of diversified domestic and international investments. After the sale of CG America in 1991, Mr. Illick remained through 1992 to assist in the transition. Thereafter Mr. Illick undertook selected successive entrepreneurial management positions. Mr. Illick began his career as a lawyer at Brown & Wood on Wall Street. He became a member of the Bar of the State of New York and a registered principal with the National Association of Securities Dealers. Mr. Illick has been a member of the Board of Directors for several privately held corporations and many public corporations, including Aliginis, Intersil, Loehmann's, National Transaction Network, Bio-Technology General, Biomune Systems and The Mercantile & General Reinsurance Company of America. Mr. Illick holds a BA degree from Trinity College and a LLB degree from the University of Virginia Law School.

DENNIS C. RUSHOVICH

Mr. Rushovich is formerly the CFO and COO of Independent Financial Marketing Group ("IFMG"). IFMG is one of the largest third party marketers ("TPM's") of annuities and mutual funds through financial institutions, with sales of proceeds in excess of $2.2 billion in 1997. Prior to Independent Financial Mr. Rushovich, was CFO of the marketing division of Sage Holding's, a large mutual fund and insurance group based in South Africa. In 1985 he was sent to the USA to assist in the development of a financial planning firm (Independent Financial Services) for Sage. In 1989 Mr. Rushovich and with other senior executives of Independent Financial formed Independent Financial Marketing Group, a third party marketing company. In 1990 due to political problems of being a subsidiary of a South African corporation Mr. Rushovich was instrumental in negotiating the buy-out of the South African parent. From 1989 to 1996 the company expanded to be one of the largest marketers of annuities and mutual funds to banks. In 1996 Independent Financial was sold to Liberty Financial Companies.

HILLIARD A. ZOLA

Hilliard Zola brings a substantial background in law and business to his position as President of Dierman Wortley and Zola, Inc. (DWZ). Immediately prior to the formation of DWZ, Mr. Zola served as the Co-Managing Partner, along with Sir Roy Denman, of Denman & Partners an international trade-consulting firm with offices in Brussels and Washington, D. C. He also founded the International Consulting Group, Ltd. (ICG), a Washington based firm, which provided risk assessment and business consulting services to a wide variety of domestic and international companies. These enterprises afforded Mr. Zola the opportunity to combine his strategic planning skill with investment analysis, research and government relation experience. Mr. Zola practiced law in Washington serving as Of Counsel to several of the city's premier law firms. His prior government background includes serving as Legal Adviser for the Economic Development Administration of the U. S. Department of Commerce and as a Special Assistant to the U. S. Secretary of Transportation for Policy Development & International Affairs. In 1974 he was appointed by President Gerald Ford to serve as Vice President of Insurance of the Overseas Private Investment Corporation (OPIC), a
U. S. Government corporation. Subsequent to his federal service, Mr. Zola became Vice President of Alexander & Alexander, Inc., one of the nation's largest insurance brokers where his principal efforts were devoted to political risk analysis and various risk transfer mechanisms for major multinational corporations and financial institutions. He appeared frequently as a speaker and lecturer on the subject of political risk considerations and investment strategy, including at the International Conference on Construction in the Middle East, hosted by The Financial Times of London. Additionally he addressed the Ministry of Public Works of Bahrain and the U. S. - Arab Chamber of Commerce on the topic of U. S. participation in Arab infrastructure projects and at the Fletcher School of Law and Diplomacy where his address was entitled, Geopolitics
- A Pragmatic Approach to International Relations. Mr. Zola founded the Homebuilder Ad Hoc Policy Group in 1981 and served as it's Executive Director through 1990. The Group was a national trade association comprised of the nation's largest single-family homebuilders and mortgage banking companies. In support of those activities he founded the Political Action Committee, Housing for America and was it's Executive Director form 1981 through 1989. Mr. Zola served as Counsel to the first post-Communist Ambassador of Hungary, Hon. Peter Zwack and founded the Friends of Hungary Foundation, a tax-exempt non-profit institute promoting U. S./Hungarian relations. The firm of Dierman, Wortley & Zola, Inc. provides counsel on financial strategies as well as representing public and private clients in the housing, housing finance, telecom and health care sector, here and abroad. In addition the firm has advised numerous foreign governments and ministries on a broad range of issues.

INVOLVEMENT DURING PAST 5 YEARS OF DIRECTORS, OFFICERS, NOMINEES OR PROMOTERS IN LEGAL PROCEEDINGS THAT REFLECT ON FITNESS FOR OFFICE.

Two (2) former officers of Mortgage Bankers Holding Corporation, were the subject of an investigation proceedings by the Securities and Exchange Commission. No formal proceedings or actions/proceeding where instituted as the date of this filing. The Company (under new management) has redeemed the bonds/notes which where the subject matter of the investigation.

The wholly owned subsidiary CCIC (Commonwealth Capital Investment Corporation) will be dissolved upon completion of the redemption.

ITEM 6 - COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the total remuneration to be paid to the President and all executive officers of the registrant whose total salary exceeds $100,000:


                           SUMMARY COMPENSATION TABLE

                               Annual Compensation                      Awards Payouts
                               -------------------                      --------------
(a)                (b)        (c)       (d)      (e)             (f)          (g)       (h)        (i)
                                               Other                                               All
                                               Annual         Restricted                LTIP      Other
Name and                                       Compen-          Stock      Options/     Pay-     Compen-
Principal                  Salary     Bonus    sation           Awards       SARS       outs      sation
Position          Year     ($)(a)     ($)(a)     ($)          ($)(a)(b)     (#)(c)      ($)       ($)(d)
---------         ----     ------     ------   -------        ----------   --------     ----     -------
Kevin P. Maloney  1999     $   -0-      --        --          $313,700     1,000,000      --         --
President         1998     $   -0-      --        --              --            --        --         --
                  1997     $   -0-      --        --              --            --        --         --


(a) During 1999, Mr. Maloney received 1,990,000 shares of stock in lieu of cash compensation. The shares were valued at the price of the registrant's common stock on the date the shares were issued and resulted in a $313,700 charge to compensation expense.

(b) Mr. Maloney is entitled to receive 5,000,000 shares of the registrant's common stock upon the signing of his employment agreement on March 15, 1999. Additionally Mr. Maloney is entitled to 2,000,000 shares of the registrant's common stock, or at his election with the concurrence of the registrant, to receive the fair value of the stock in cash. During 1999 none of these shares were issued to Mr. Maloney.

(c) During 1999 Mr. Maloney received an option for 1,000,000 shares of the registrant's common stock and exercised that option for 590,000 shares of the registrant's common stock.

(d) Mr. Maloney is entitled to receive a $6,000 annual car allowance. No allowance was paid in 1999.

On March 15, 1999, the registrant entered into an employment agreement with Mr. Maloney that entitles him to receive a one-time grant of 5,000,000 shares of the registrant's common stock. In addition, Mr. Maloney is to receive 2,000,000 common shares annually and has the ability to purchase 1,000,000 common shares annually at $0.10 per share. The agreement expires on March 14, 2004. During 1999 Mr. Maloney exercised an option for 590,000 shares of the registrant's common stock.

During 1999, the registrant entered into an agreement with Mr. Carr, the former Acting Chairman of the registrant that entitled him to receive a one-time grant of 3,000,000 shares of common stock. In addition, Mr. Carr was to receive 2,000,000 common shares annually and has the ability to purchase 1,000,000 common shares annually at $0.10 per share. The agreement expired in 2003. To date, none of these shares have been issued. During 1999, Mr. Carr terminated his employment with the Company and has been retained as a senior consultant, effectively canceling the issuance of stock for years two to five of this agreement. During 1999 and 1998, Mr. Carr received shares of common stock in lieu of cash compensation and will receive shares rather than cash as part of the consulting arrangement in the future.

OPTIONS GRANTED IN LAST FISCAL YEAR

The following table shows the options that have been granted to the Executive Officers of the registrant in the prior Fiscal Year.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                      Individual Grants
                                    --------------------------------------------------------    Potential Realizable
                                                  % of Total                                    Value at Assumed
                                                  Options                                       Annual Rates
                                    Number of     Underlying                                    of Stock Price
                                    Securities    Granted to                                    Appreciation for
                                    Underlying    Employees       Exercise                      Option Term
                                    Options       in Fiscal       Price          Expiration     --------------------
Name                                Granted       Year (%)        ($/Sh)         Date           5%($)     10%($)
----                                ----------    ---------       --------       ----------     -----     ------
Kevin P. Maloney
Stock Option                        1,000,000       100%            $0.10        01/03/04       $2,100     $28,800


a)   The market price as of the date of grant was $0.08 per share.
b)   All options are fully vested.
c) Potential realizable value is based on the assumption that the Common Stock appreciates at the annual rates shown (compounded annually) from the date of grant until the expiration of the option term. These assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. There can be no assurance that any of the values reflected in this table will be achieved.

AGGREGATE OPTIONS EXERCISES IN LATEST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


                                                     Number of Securities               Value of Unexercised
                                                     Underlying                         In-the-Money
                                                     Unexercised Options at             at Year-End
                  Shares             Value           Year-End                           1999
                  Acquired On        Realized
Name              Exercise (#)       ($)(b)          Exercisable                        Exercisable
----              ------------       --------        -----------                        -----------

Kevin P. Maloney     590,000         $112,000           410,000                            $ -0-


a)   All options were vested, therefore, there were no unexercisable options.
b) Based upon the difference between the market value of the Common Stock at time of exercise and exercise price.
c)   Based upon market value of Common Stock at December 31, 1999.

EMPLOYMENT AGREEMENT

Mr. Maloney, Chairman of the Board of Directors and President, CEO and Secretary, has a five-year employment agreement with the registrant effective March 15, 1999. The agreement provides that Mr. Maloney receive an annual base salary of $144,000. Additionally, Mr. Maloney is eligible for incentive bonus at the sole discretion of the Board of Directors.

In the event that the registrant terminates Mr. Maloney's employment with or without cause or Mr. Maloney terminates his employment, the registrant shall pay Mr. Maloney his salary for the balance of the year, the full portion of the incentive bonus, if any, earned for the year in which the termination occurs, make a lump sum cash payment on each anniversary date of the employment agreement for the remainder of the employment agreement in an amount equal to the base salary.

Mr. Maloney received a one-time grant of 5,000,000 shares of the registrant's common stock upon executing the employment agreement. Additionally, Mr. Maloney will annually receive 2,000,000 shares of stock in the registrant, vested quarterly to Mr. Maloney in 500,000 increments on the 1st of March, June, September and December. Mr. Maloney may exercise his right to receive the common stock vested or with the agreement of the registrant, may take the fair value of the common stock in cash. The shares covered by the one-time grant will survive any stock reversal, split or any other type of stock adjustment.

Additionally, Mr. Maloney is granted the option annually to purchase 1,000,000 shares of the registrant's common shares at an exercise price of $0.10 per share. The shares covered by this option will survive any stock reversal, split or any other type of stock adjustment.

In the event of a change in control of the registrant, Mr. Maloney is entitled to terminate his employment with the registrant within one year. Upon such termination, the registrant shall pay Mr. Maloney a lump sum payment equal to three times his annual base salary and the full portion of the incentive bonus, if any, earned for the year. Additionally, upon a change in control of the registrant, any options for common stock of the registrant granted to or held by Mr. Maloney, to the extent not yet vested or exercisable shall become immediately vested and exercisable. Such options will remain exercisable for a period of five years after the date of termination following a change in control.

COMPENSATION OF DIRECTORS

Directors (upon final nomination) will be compensated with restricted stock of 250,000 shares divided quarterly, as to be determined by the Board of Directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS:

     A. AGREEMENTS WITH AFFILIATED PARTIES

     There are no past or present transactions that the registrant, directors, nominees, executive officers, 5% shareholders, or any family members past or present are directly or indirectly involved.

     B. TRANSACTIONS WITH PROMOTERS AND PUBLIC RELATIONS FIRMS.

     The registrant in 1999 retained two public relations firms:

     Capital Research Group/The Subway.com was compensated with an option to purchase 1,000,000 shares of the registrant's common stock at $0.22/share

     OHN Research Group was compensated with an option to purchase 400,000 shares of the registrant's common stock at $0.22/share

ITEM 8 - DESCRIPTION OF SECURITIES

The registrant has authorized for issuance 100,200,000 share of capital stock, of which 200,000 share are designated as preferred stock, Series B $100 par value and 100,000,000 share are designated as common stock, $0.0001 par value. The following is a brief description of the Common Stock and Preferred.

COMMON STOCK

Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Additionally, all holders of Series A Convertible Preferred Stock are entitled to vote their shares on a ten share for one share basis on all matters submitted for the approval of the Common Shareholders. In all matters other than the election of Directors, when a quorum is present at any stockholders' meeting, the affirmative vote of the majority of shares present in person or represented by proxy shall decide any question before such meeting. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a stockholders' meeting. The Board of Directors of the registrant currently consists of two members but effective with the 2000 Annual Meeting it will be increased to seven members. Members of the Board of Directors are elected annually for a one-year term.

The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of Directors, and, as a consequence, minority stockholders will not be able to elect Directors on the basis of their votes alone. Subject to preferences that are applicable to the outstanding shares of Series A Convertible Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.

In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preference of any then outstanding series of Preferred Stock, including the Convertible Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

As of March 31, 2000, there were 65,416,694 shares of Common Stock issued, 701,650 shares of Common Stock held in the registrant's treasury resulting in 64,715,044 Common Shares outstanding.

TRANSFER AGENT

The Transfer Agent and Registrar for the registrant's Common Stock is Chase Mellon Shareholder Services

SERIES B NON-VOTING PREFERRED STOCK

The registrant has 200,000 shares of Series B Non-Voting Preferred Stock authorized and outstanding on March 31, 2000. The following description of the preferences, limitations and relative rights of the Series B Non-Voting Preferred Stock is qualified in its entity by reference to the Restated Articles of Incorporation of the Company which is filed as an exhibit to this Registration Statement.

DIVIDENDS The holders of the Series B Non-Voting Preferred Stock are not entitled to receive dividends.

LIQUIDATION PREFERENCE In the event of any liquidation, dissolution or winding up of the registrant, the holders of Series B Non-Voting Preferred Stock do not receive a liquidation preference over the holders of the registrant's common stock.

REDEMPTION The shares of Series B Non-Voting Preferred Stock shall not be redeemable by the registrant. However, the registrant shall have the right to purchase shares of Series B Non-Voting Preferred Stock pursuant to agreements within the holders thereof when the Board of Directors approves such purchases.

VOTING RIGHTS The holders of shares of Series B Non-Voting Preferred Stock shall not have a right to vote on any matter brought before the shareholders.

                                    PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's stock is currently traded on the Over the Counter, Bulletin Board (OTC: BB:) under the symbol "NICM". The following table sets forth, based upon information received from the National Quotation Bureau, the high and low bid prices for the Common Stock for the quarters indicated. The quotations represent bid between dealers and do not include retail mark-up, mark-down or commissions, and do not represent actual transactions.




             March 31           June 30        September 30        December 31
             --------           -------        ------------        -----------

2000

High          $1.50
Low           $0.0625

1999

High          $0.16              $0.60             $0.39               $0.24
Low           $0.05              $0.09             $0.17               $0.06


1998

High          $0.22              $0.80             $0.64               $0.55
Low           $0.09              $0.14             $0.0625             $0.03


At March 31, 2000 there were 1,388 holders of record of 64,715,044 outstanding shares of Common Stock, exclusive of holders which maintain their ownership in "Street-Name" at brokerage houses, and two holders of record of 200,000 shares of Series B, non-voting Preferred Stock.

SHARES ELIGIBLE FOR SALE

At May 31, 2000, all outstanding shares (72,929,194 shares) of Common Stock are freely trading shares as the common stock of the registration was not considered a "designated security" under the Securities Exchange Act, Section 3(a)(51A) of the Penny Stock Reform Act and the attendant regulations under Rule 15g-9. Therefore, all issuances of the registrant's common stock were made without restrictive legend.

DIVIDENDS

The registrant has never paid a dividend and anticipates that for the foreseeable future, earnings will be retained for the development of its business. The payment of future dividends will be at the sole discretion of the registrant's Board of Directors and will depend upon. among other things, future earnings, capital requirements, the general financial condition of the registrant and general business conditions.

Series B Non-Voting Preferred Stock does not qualify for a dividend.

ITEM 2 - LEGAL PROCEEDINGS

MATERIAL PENDING LEGAL PROCEEDINGS

On March 14, 1999, the registrant acquired all of the outstanding stock of National Institute Companies of America, Inc. ("NICA"), including all of its wholly owned subsidiaries, The acquisition of NICA was accounted for as a purchase and, accordingly, the results of operations of NICA for the period subsequent to March 14, 1999 were included in the registrant's financial statements. The purchase price for NICA was approximately $780,000 to be paid in the registrant's common stock. The registrant has yet to issue the stock as the seller has yet to remit approximately $800,000 of gross revenues that the registrant believes is due them.

In March 2000, the registrant instituted suit in the 134th Judicial District Court of Dallas County, Texas in Cause Number 00-2349-G, entitled Plaintiff's Original Petition, Application for Temporary Restraining Order, and Application for Temporary Injunction and Permanent Injunction against James L. Burmeister, the chairman of NICA prior to its acquisition by the registrant. The suit seeks injunctive relief, damages and attorneys fees. On March 30, 2000, the Court granted the registrant's request for a Temporary Restraining Order ("TRO"). On April 10, 2000 the TRO was extended by the Court. A mediation between the parties to the suit was unproductive and the case is on a standard course of discovery and, ultimately, trial of the issues. The TRO has expired and the registrant elected to forego its right to seek a Temporary Injunction since it believes that any further damage which could be inflicted by the Defendant would be offset by aggressive marketing and expansion of the registrant's business plan.

It is the registrant's position that the acquisition is complete and that it does not owe the seller any further consideration as called for in the Stock Purchase Agreement ("Agreement") as the evidence in the aforementioned case will substantiate the registrant's claims of fraud and fraudulent inducement by the defendant. Specifically, the defendant grossly overstated the revenue stream generated by NICA in order to induce the registrant into paying excessive consideration for the acquisition.

The registrant's legal counsel on this matter is of the opinion that a high degree of probability exists that the verdict will deny the Defendant any further payments under the Agreement and that the Court will rule as a matter of law that the stock of NICA was transferred to the registrant under the Agreement. Additionally, the registrant's legal counsel is of the opinion that the verdict will award the registrant damages against the Defendant for the commissions that the Defendant wrongfully converted to his own use. (Refer to Exhibit 99.2 for Opinion of Counsel Re; Mortgage Bankers Holding Corporation Stock Purchase Agreement dated June 16, 2000.)

MATERIAL LEGAL PROCEEDINGS KNOWN TO BE CONTEMPLATED BY GOVERNMENTAL AUTHORITIES

Two (2) former officers of Mortgage Bankers Holding Corporation, were the subjects of an investigation proceedings by the Securities and Exchange Commission. No formal proceedings or actions / proceeding where instituted as the date of this filing. The Company (under new management) has redeemed that bonds/notes which where the subject matter of the investigation.

The wholly owned subsidiary CCIC (Commonwealth Capital Investment Corporation) will be dissolved upon completion of the redemption.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

     During the prior three years the registrant has one public offering of securities as follows:

     Date:                      5 November 1998
     Title:                     Regulation D 504 B Offering
     Amount:                    $50,000 = 2,365,863 shares of common stock

     There were no underwriters

     The persons or class of persons who purchased securities are as follows:

     1.  Windsor Capital Finance, Inc        $10,000 = 388,350 shares
         Person'(s) name:                    Robert Crivello
         Address:                            3220 Old Ranch Parkway, Suite 300
                                             Seal Beach, California 90740

     2.  Shape Family Trust                  $20,000 = 766,669 shares
         Person'(s) name:                    Steven M. Shape
         Address:                            910 Skokie Blvd. Suite 204
                                             Northbrook, Ill. 60062

     3.  Phoenix Financial LTD               $20,000 = 766,669 shares
         Person'(s) name:                    Rick Shirrell
         Address:                            P.O Box 190428
                                             St. Louis, Mo. 63119

     Total offering price was: $50,000

     Commissions were paid in the form of Stock to:

     1.  Britannia Development Company Limited:    194,175 shares
         Person'(s) name:                          John Brda
         Address:                                  10 South Brentwood, Suite 416
                                                   St. Louis, MO 61305

     2.  M&A West:                                 250,000 shares
         Person'(s) name:                          Scott Kelly
         Address:                                  583 San Mateo Ave
                                                   San Bruno, CA 94066

     The Company claimed the exemption under Regulation D, 504 B, as promulgated there under.

     The Company (under new management) settled this sale and issuance upon being sued by the purchasers. Based upon the opinion of counsel, the matter was settled in which it was recognized that the plaintiff was entitled to the shares.

Additionally the registrant issued shares of common stock, Series A Convertible Preferred Stock and Series B Non-Voting Preferred Stock during the past three years (January 1, 1997 to March 31, 2000) as follows:

FIRST THREE MONTHS OF 2000

COMMON SHARES

During the quarter, Kevin P. Maloney ("Maloney") , the Chairman of the Board, President and CEO of the registrant received 1,000,000 shares of common stock, for compensation at prices varying from $0.21 to $0.35 per share (average price $0.28 per share.

In addition to the 1,000,000 shares that Mr. Maloney received for compensation, another 2,250,000 shares were issued for employee compensation at prices from $0.21 to $0.35 per share.

The registrant issued 1,950,000 shares for services rendered at prices from $0.082 to $0.35 per share.

The registrant issued 2,545,000 shares for legal settlements at prices from $0.55 to $0.625 per share. The majority of the shares (2,500,000) were issued to resolve the previously discussed Windsor Capital matter.

The registrant issued 2,750,000 common shares at $0.10 per share from the exercise of stock options and 125,000 shares were issued at a purchase prices of $0.22 per share.

During the quarter the registrant issued 7,000,000 shares of common stock to its wholly owned subsidiary CCIC. During the quarter CCIC sold the 2,320,000 shares of common stock classified as treasury stock at December 31, 1999 and 6,298,350 of the shares issue to CCIC in the quarter. At March 31, 2000 there remained 701,650 shares unsold and they were classified as treasury stock at March 31, 2000.


SERIES A CONVERTIBLE PREFERRED STOCK

None

SERIES B NON-VOTING PREFERRED STOCK

None

1999

COMMON SHARES

During the year 551,667 shares of Series A Convertible Preferred Stock was converted into 5,516,670 shares of common stock.

During the year, Mr. Maloney received 2,580,000 shares of common stock, 1,990,000 shares were for compensation at prices varying from $0.07 to $0.27 per share (average price $0.16 per share) and 590,000 shares were from the exercise of the option granted to him in his employment agreement at an exercise price of $0.10 per share.

In addition to Mr. Maloney's exercise of stock options, 2,050,000 common shares were acquired at $0.10 per share from the exercise of stock options and 1,928,570 shares were issued at purchase prices from $0.11 to $0.1875 per share.

In addition to the 1,990,000 shares that Mr. Maloney received for compensation another 1,450,000 shares were issued for employee compensation at prices from $0.07 to $0.31 per share.

The registrant issued 1,825,000 shares for services rendered at prices from $0.12 to $0.20 per share.

The registrant issued 1,996,154 shares for legal settlements at prices from $0.0625 to $0.34 per share.

During the year the registrant issued 11,000,000 shares of common stock to its wholly owned subsidiary CCIC. During the year CCIC sold 8,680,000 of those common shares with the remainder of 2,320,000 shares of common stock classified as treasury stock at December 31, 1999.

SERIES A CONVERTIBLE PREFERRED STOCK

During the year the registrant issued 160,000 shares of Series A Convertible Preferred Stock.

SERIES B NON-VOTING PREFERRED STOCK

None

1998

COMMON SHARES

During the year 1,975,000 shares of Series A Convertible Preferred Stock was converted into 6,250,000 shares of common stock.

During the year the registrant issued 774,000 shares of common stock (average price of issuance of $0.138 per share) for legal settlements. The majority (750,000 shares) related to Raymond Sobirtalski, the former Chairman of the Board and CEO of MBHC who terminated his employment with the registrant in November 1998.

During the year the registrant issued 6,146,500 shares of common stock (average price of issuance of $0.125 per share) for compensation and services tendered. The majority (4,000,000 shares) was issued for consulting services.

SERIES A CONVERTIBLE PREFERRED STOCK

None

SERIES B NON-VOTING PREFERRED STOCK

None

1997

COMMON SHARES

During the year 25,000 shares of Series A Convertible Preferred Stock was converted into 250,000 shares of common stock.

During the year the registrant completed an arms length non-monetary transaction in which the registrant exchanged 200,000 shares of Series B Non-Voting Preferred Stock and 150,000 shares of common stock in return for 765,191 voting shares of common stock in the Growth Fund Partnership, Inc. ("GFPI").

SERIES A CONVERTIBLE PREFERRED STOCK

During the year the registrant acquired all of the outstanding common stock of CCIC for the issuance of 300,000 shares of Series A Convertible Preferred Stock. The acquisition of CCIC was accounted for as a purchase and, accordingly, the results of operations of CCIC for the period subsequent to July 31, 1996 were included in the registrant's financial statements. The excess of liabilities assumed over the net fair value of assets acquired was minimal.

SERIES B NON-VOTING PREFERRED STOCK

During the year the registrant completed an arms length non-monetary transaction in which the registrant exchanged 200,000 shares of Series B Non-Voting Preferred Stock and 150,000 shares of common stock in return for 765,191 voting shares of common stock in the Growth Fund Partnership, Inc. ("GFPI").

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

In accordance with the New York Business Corporation Law (the "Law"), the registrant's Articles of Incorporation (the "Articles") contain provisions which provide indemnification rights to officers, directors, employees and agents of the registrant ("Potential Indemnitees"), subject to certain limitations set forth in the Law and in the Articles. A Potential Indemnitee has a right of mandatory indemnification by the registrant if he is successful on the merits in defense of any proceeding brought against him for actions taken on behalf of the registrant. Under the Articles, the registrant may indemnify a Potential Indemnitee if the Board of Directors shall determine that Potential Indemnitee acted in good faith and in a manner he reasonably believed to be in the best interests of the registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The registrant may advance a Potential Indemnitee the expense incurred in defense of any action upon receipt of an agreement of the Potential Indemnitee to repay the expenses unless it is determined that he is entitled to indemnification under the Articles. In addition, the Articles also provide that the directors of the registrant shall not be liable to the registrant or its stockholders to the fullest extent permitted by the Law.


FINANCIAL STATEMENTS

a. Each of the following items are contained in the registrant's audited annual financial statements and are set forth herein beginning on page F-1.

         (i)      Report of Stokes Kelly & Hinds, LLP, Independent Auditors

         (ii)     Consolidated Balance Sheets as of December 31, 1999 and 1998

         (iii) Consolidated Statements of Operations for the Years Ended December 31, 1999 and 1998

         (iv) Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 1999 and 1998

         (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 1999 and 1998

         (vi)     Notes to Financial Statements

b. Each of the following items is contained in the registrant's unaudited interim financial statements and is set forth herein beginning on page F-19.

         (i)      Consolidated Balance Sheet as of March 31, 2000

         (ii) Consolidated Statements of Operations for the three month period ended March 31, 2000 and 1999

         (iii) Consolidated Statements of Stockholders' Equity (Deficit) for the three months ended March 31, 2000 and 1999

         (iv) Consolidated Statements of Cash Flows for the three months ended March 31, 2000 and 1999

         (v)      Notes to Financial Statements

                                    PART III

         EXHIBITS

2 Stock Purchase Agreement dated December 8, 1998 between the registrant and National Institute Companies of America, Inc.

3.1      Articles of Incorporation of the Registrant, as amended

3.2      Amended and Restated By-Laws of the Registrant

4.       Specimen of Common Stock Certificate

10.1.    Employment Agreement of Kevin P. Maloney dated March 15, 1999

10.2. Buy-Sell Agreement between Oxford International, Inc. and Mortgage Bankers Holding Corp. dated March 3, 2000 for sale of registrant's shares of Growth Fund Partnership, Inc.

21.      Subsidiaries of Registrant

24.      Power of Attorney

27.      Financial Data Schedules


99.1     Windsor Capital Finance, Inc. v. MBHC, et al. Release

99.2 Opinion of Counsel Re; Mortgage Bankers Holding Corporation Stock Purchase Agreement dated June 16, 2000

                                   SIGNATURES


In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                National Institute Companies of America, Inc.

Date: June 23, 2000             By: /s/ Kevin P. Maloney
                                    -----------------------------
                                Kevin P. Maloney
                                Chairman of the Board of Directors,
                                President, Chief Executive Officer and
                                Secretary
                                (Principal Executive Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date: June 23, 2000             By: /s/ Kevin P. Maloney
                                    -----------------------------
                                Kevin P. Maloney
                                Chairman of the Board of Directors,
                                President, Chief Executive Officer and
                                Secretary
                                (Principal Executive Officer)


Date: June 23, 2000             By: /s/ Timothy E. Smail
                                    -----------------------------
                                Timothy E. Smail
                                Treasurer and Director

                         MORTGAGE BANKERS HOLDING CORP.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                               TABLE OF CONTENTS




Independent Auditor's Report                                        F-3


Consolidated Financial Statements

         Balance Sheets                                             F-4

         Statements of Operations                                   F-6

         Statements of Stockholders' Equity (Deficit)               F-7

         Statements of Cash Flows                                   F-8

         Notes to Financial Statements                              F-10

                                                      [STOKES KELLY & HINDS, LLC
                                                              Letterhead]


                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Mortgage Bankers Holding Corp. Washington, Pennsylvania



We have audited the accompanying consolidated balance sheets of Mortgage Bankers Holding Corp. and Subsidiaries (Company or Corporation) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mortgage Bankers Holding Corp. and Subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





/s/ STOKES KELLY & HINDS, LLC

Stokes Kelly & Hinds, LLC
Pittsburgh, Pennsylvania



May 5, 2000

                         MORTGAGE BANKERS HOLDING CORP.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                                     ASSETS


                                                                   1999                1998
                                                                ----------          ----------
CURRENT ASSETS

    Cash                                                        $   59,404          $    5,236
    Accounts receivable                                            109,170              14,630
    Investment in Growth Fund Partnership, Inc.                  2,500,000                  --
                                                                ----------          ----------


             TOTAL CURRENT ASSETS                                2,668,574              19,866



INVESTMENT IN GROWTH FUND PARTNERSHIP, INC,                             --           2,500,000



PROPERTY, PLANT AND EQUIPMENT
    Less accumulated depreciation of $136,659
        in 1999 and $123,736 in 1998                                61,045             602,925


GOODWILL
    Less accumulated amortization of $56,673 in 1999               705,517                  --
                                                                ----------          ----------

             TOTAL ASSETS                                       $3,435,136          $3,122,791
                                                                ==========          ==========




See accompanying notes.

                         MORTGAGE BANKERS HOLDING CORP.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                             1999                  1998
                                                                                          -----------           -----------
CURRENT LIABILITIES
    Accounts payable                                                                      $   208,694           $   325,561
    Accrued and withheld payroll taxes                                                        421,322               374,471
    Accrued interest                                                                          376,253               192,760
    Accrued legal settlements
    Accrued other                                                                              19,179                    --
    Debt                                                                                    2,572,619             2,320,001
                                                                                          -----------           -----------

             TOTAL CURRENT LIABILITIES                                                      5,073,067             3,212,793
                                                                                          -----------           -----------

COMMITMENTS AND CONTINGENCIES                                                                      --                    --

STOCKHOLDERS' EQUITY (DEFICIT)
   Common stock (par value $.0001 - authorized 100,000,000 and 50,000,000 shares, 47,796,594 and 19,470,500 issued and outstanding
     at December 31, 1999 and 1998)                                                             4,780                 1,947

   Preferred stock Series A (par value $.0001 - authorized 5,000,000 shares, -0-
     and 391,667 issued and outstanding at December 31, 1999 and 1998)                             --                    39

   Preferred stock Series B (par value $100 - authorized 200,000 shares, 200,000
     shares issued and outstanding at December 31, 1999 and 1998)                           2,500,000             2,500,000

   Treasury Stock (common: 2,320,000 and -0- shares at 1999 and 1998) at cost                    (232)                   --
   Additional paid-in-capital                                                               4,384,133             1,820,492
   Retained earnings (deficit)                                                             (8,526,612)           (4,412,480)
                                                                                          -----------           -----------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                                  (1,637,931)              (90,002)
                                                                                          -----------           -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                 $ 3,435,136           $ 3,122,791
                                                                                          ===========           ===========





See accompanying notes.

                         MORTGAGE BANKERS HOLDING CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                   1999                   1998
                                                                -----------           -----------
REVENUE
   Mortgage and insurance related fees and commissions          $   318,813           $   230,505
   Interest                                                              --               226,465
                                                                -----------           -----------

                                                                    318,813               456,970
OPERATING EXPENSES
   Salaries and contracted services                                 767,063               695,438
   Depreciation and amortization                                     85,448                36,479
   Professional fees                                                147,191                80,200
   Other operating expenses                                       1,551,197               500,762
                                                                -----------           -----------

                                                                  2,550,899             1,312,879
                                                                -----------           -----------
LOSS FROM OPERATIONS                                             (2,232,086)             (855,909)

OTHER INCOME AND (EXPENSE)
   Interest expense                                                (183,492)             (170,769)
   Amortization                                                          --              (308,497)
   Provision for loan loss                                               --               (78,781)
   Legal settlements                                             (1,690,547)             (106,760)
   Loss on abandonment of building                                   (8,007)                   --
                                                                -----------           -----------

                                                                 (1,882,046)             (664,807)
                                                                -----------           -----------

LOSS BEFORE PROVISION OR CREDIT FOR
   FEDERAL AND STATE INCOME TAXES                                (4,114,132)           (1,520,716)

FEDERAL AND STATE INCOME TAXES                                           --                    --
                                                                -----------           -----------

NET LOSS                                                        $(4,114,132)          $(1,520,716)
                                                                ===========           ===========

Basic earnings (loss) per share                                 $      (.16)          $      (.18)

Diluted earnings (loss) per share                               $      (.16)          $      (.18)

Average shares outstanding - basic                               25,878,602             8,530,090
                                                                ===========           ===========

Average shares outstanding - diluted                             25,878,602             8,530,090
                                                                ===========           ===========






See accompanying notes.

                         MORTGAGE BANKERS HOLDING CORP.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                    YEARS ENDING DECEMBER 31, 1999 AND 1998



                                                                                     Preferred Stock             Preferred Stock
                                                         Common Stock                   Series A                     Series B
                                                  Shares                $         Shares            $         Shares         $
                                               -----------            -----     ----------         ----      -------    -----------
BALANCE AT JANUARY 1, 1998                       6,300,000              630      2,186,667          219      200,000     18,000,000

 Issuance of stock for compensation                672,500               67
 Issuance of stock for services rendered         5,474,000              547
 Issuance of stock for legal settlement            774,000               77
 Conversion of preferred to common stock         6,250,000              626     (1,795,000)        (180)
 Write down of GFPI Investment                                                                                          (15,500,000)
 Loss for the year ended 1998
                                               -----------            -----     ----------         ----      -------    -----------

BALANCE AT DECEMBER 31, 1998                    19,470,500            1,947        391,667           39      200,000      2,500,000

 Issuance of stock                               4,568,570              457
 Issuance of stock for compensation              3,440,000              344
 Issuance of stock for services rendered         1,825,000              183
 Issuance of stock for legal settlement          1,996,154              200
 Issuance of preferred stock                                                       160,000           16
 Issuance of stock to subsidiary                11,000,000            1,100
 Retirement and cancellation of common stock       (20,300)              (2)
 Conversion of preferred to common stock         5,516,670              551       (551,667)         (55)
 Loss for the year ended 1999
                                               -----------            -----     ----------         ----      -------    -----------

BALANCE AT DECEMBER 31, 1999                    47,796,594            4,780             --           (0)     200,000      2,500,000
                                               ===========            =====     ==========         ====      =======    ===========


                                                                               Additional     Retained
                                                                                Paid In       Earnings
                                                     Treasury Stock             Capital       (Deficit)          Total
                                                 Shares             $              $              $                $
                                               ---------           ----        ---------      ----------      -----------
BALANCE AT JANUARY 1, 1998                                                       944,770      (2,891,764)      16,053,855

 Issuance of stock for compensation                                               93,533                           93,600
 Issuance of stock for services rendered                                         675,506                          676,053
 Issuance of stock for legal settlement                                          106,683                          106,760
 Conversion of preferred to common stock                                                                              446
 Write down of GFPI Investment                                                                                (15,500,000)
 Loss for the year ended 1998                                                                 (1,520,716)      (1,520,716)
                                               ---------           ----        ---------      ----------      -----------

BALANCE AT DECEMBER 31, 1998                                                   1,820,492      (4,412,480)         (90,002)

 Issuance of stock                                                               354,972                          355,429
 Issuance of stock for compensation                                              515,356                          515,700
 Issuance of stock for services rendered                                         364,817                          365,000
 Issuance of stock for legal settlement                                          201,196                          201,396
 Issuance of preferred stock                                                                                           16
 Issuance of stock to subsidiary               2,320,000           (232)       1,127,300                        1,128,168
 Retirement and cancellation of common stock                                                                           (2)
 Conversion of preferred to common stock                                                                              496
 Loss for the year ended 1999                                                                 (4,114,132)      (4,114,132)
                                               ---------           ----        ---------      ----------      -----------

BALANCE AT DECEMBER 31, 1999                   2,320,000           (232)       4,384,133      (8,526,612)      (1,637,931)
                                               =========           ====        =========      ==========      ===========





See Accompanying Notes

                         MORTGAGE BANKERS HOLDING CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDING DECEMBER 31, 1999 AND 1998


                                                             1999                   1998
                                                          -----------           -----------
OPERATING ACTIVITIES

    Net Income (Loss)                                     $(4,114,132)          $(1,520,716)
    Adjustments to Reconcile Net
       Income (Loss) to Net Cash
       Used by Operating Activities:
          Depreciation and amortization                        85,448               344,976
          Issuance of common stock for expenses             2,566,202               876,859
          Provision for loan loss                                  --                78,781
          Loss on abandonment of building                       8,007                    --
       (Increase) decrease in:
          Accounts receivable                                 (79,833)                5,132
          Other assets                                             --                 5,510
       Increase (decrease) in:
          Accounts payable                                   (116,867)              197,848
          Accrued payroll                                          --              (448,623)
          Accrued payroll taxes                                46,851               214,227
          Accrued interest                                    183,492               136,639
          Accrued other                                            --                (1,368)
          Accrued legal settlements                         1,475,000                    --
                                                          -----------           -----------

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES               54,168              (110,735)
                                                          -----------           -----------

FINANCING ACTIVITIES
    Increase in long-term debt                                     --               296,931
                                                          -----------           -----------

NET INCREASE IN CASH                                           54,168               186,196

BEGINNING CASH BALANCE (DEFICIT)                                5,236              (180,960)
                                                          -----------           -----------

ENDING CASH BALANCE                                       $    59,404           $     5,236
                                                          ===========           ===========

                         MORTGAGE BANKERS HOLDING CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDING DECEMBER 31, 1999 AND 1998


                                                                        1999               1998
                                                                      --------          -----------

SUPPLEMENTAL DISCLOSURE
     Cash paid during the year for interest                           $     --          $        --



NON-CASH ACTIVITIES
    Writedown of investment in Growth Fund Partnership, Inc.          $     --          $15,500,000
    Conversion of preferred stock and issuance
       of common stock                                                      39                   --
    Acquisition of NICA financed through debt                          780,000                   --
    Abandonment of property in settlement of debt                      527,382                   --
    Issuance of treasury shares                                            232                   --






See accompanying notes.

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting polices of Mortgage Bankers Holding Corp. and subsidiaries ("Corporation" or "Company") and the methods of applying these policies conform with generally accepted accounting practices. The accounting and reporting policies and the methods of applying these policies which significantly effect the determination of the Company's financial position, results of operations and cash flows are summarized below.

NATURE OF OPERATIONS

Mortgage Bankers Holding Corp. owned and operated the following wholly owned subsidiaries:

    Mortgage Bankers Service Corporation ("MBSC") - MBSC was a mortgage corporation licensed in three states that provides conforming and non-conforming mortgage loans. During 1998, MBSC ceased operations and out of existence documents were filed with the appropriate state authorities.

    Commonwealth Capital Investment Corporation ("CCIC") - CCIC issued unregistered securities to Pennsylvania residents desiring long term investments, pursuant to Section 203(d) of the Pennsylvania Securities Act of 1972 as amended. Proceeds from the sales are used for lending to a variety of individuals and companies and corporate working capital needs. During 1998, CCIC ceased operations and out of existence documents were filed with the appropriate state authorities.

    Pinnacle Insurance and Investment Group, Inc. ("PIIG") - PIIG was a licensed insurance agency in the state of Pennsylvania. PIIG offers a variety of life, annuity and burial supplement insurance productivity. During 1998, PIIG ceased operations and out of existence documents were filed with the appropriate state authorities.

    International Auto Funding Corp. ("IAF") - IAF was licensed in the States of Pennsylvania and West Virginia. This subsidiary began operations on July 1, 1998. IAF offers sub-prime auto financing products. IAF was known as Prince George Home, which was inactive at December 31, 1997. During 1998, IAF ceased operations and out of existence documents were filed with the appropriate state authorities.

    National Settlements, Inc. ("NSI") - NSI was licensed in the state of Pennsylvania. NSI is an abstract Corporation that closes residential mortgage loans. NSI was acquired by the Company on May 1, 1998. During 1998, NSI ceased operations and out of existence documents were filed with the appropriate state authorities.

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998




      National Institute Companies of America, Inc, ("NICA") and its wholly owned subsidiaries:

         National Institute for Estate Planning, Inc. which provides estate planning services.

         National Institute for Financial Services, Inc. which provides financial services.

         National Institute for Retirement Planning, Inc. which provides retirement planning services.

         NIEP Agency, Inc which is a licensed insurance agency.

         National Institute for Employee Benefits, Inc. which provides employee benefit consulting.

During 1998, there were changes in management, and the Company redirected its operating focus from mortgage banking activities to expanding their insurance and estate planning services through cooperation and agreements with community banks.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.


USE OF ESTIMATES

The preparation of the financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

While management uses available information recognize losses on loans and investment, further reductions in the carrying amounts may be necessary based upon changes in economic conditions. It is reasonably possible that estimated losses may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated as of the date of the report.


CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the company considers cash on hand and deposits in other financial institutions with an original maturity of (90) days or less to be cash or cash equivalents.

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

PROPERTY, PLANT AND EQUIPMENT

Land is carried at cost. Building, furniture, fixtures and equipment are carried at cost less accumulated depreciation. Building, furniture, fixtures and equipment are depreciated using the straight line method over the estimated useful life of the assets ranging from 3 to 40 years.


GOODWILL

Goodwill represents the excess cost of the acquisition of NICA over the fair value of it's assets acquired and liabilities assumed. Goodwill is being amortized on the straight line method over 15 (fifteen) years.

Included in other amortization expense for 1998 is the write down of goodwill, organizational costs and deferred origination fees related to the subsidiaries that ceased operations during 1998.


INCOME TAXES

Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires the determination of deferred income taxes utilizing the liability method under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period will be determined using the current tax rate expected to apply to taxable income in the period in which the deferred tax asset of liability is expected to be settled or realized. There are no substantial differences between financial and tax reporting.


FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimated future cash flows. In that regard, the derived fair value estimates cannot be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts present do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:


CASH AND CASH EQUIVALENTS - The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.


OFF BALANCE SHEET ITEMS - The fair value of these items approximate their contractual amount.

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

NOTES PAYABLE AND INVESTOR NOTES PAYABLE - Fair values of notes payable are estimated using discounted cash flow analysis based on the company's incremental borrowing rates for similar types of borrowing arrangements.

ACCOUNTS RECEIVABLE - The carrying amounts reported in the balance sheets approximate fair value.

INVESTMENT - The carrying amount reported in the balance sheets approximate fair value.

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

NOTE B - PROPERTY, PLANT AND EQUIPMENT

At December 31, 1999 and 1998 property, plant and equipment was comprised of the following:

                                                           1999
                                          Cost    Accumulated Depreciation  Net Value
                                        --------  ------------------------  ---------
         Furniture, fixtures
            and equipment               $197,704          $136,659          $ 61,045
                                        --------          --------          --------

         Total property, plant
            and equipment               $197,704          $136,659          $ 61,045
                                        ========          ========          ========


                                                           1998
                                          Cost    Accumulated Depreciation  Net Value
                                        --------  ------------------------  ---------
         Land                           $132,178          $     --          $132,178
         Building                        396,435            14,041           382,394
         Building improvements            22,627             1,810            20,817
         Furniture, fixtures
            and equipment                175,421           107,885            67,536
                                        --------          --------          --------
         Total property, plant
            and equipment               $726,661          $123,736          $602,925
                                        ========          ========          ========


During 1999, the Corporation exchanged the land, building and building improvements for settlement of the installment note and lease obligation.

NOTE C - INVESTMENT IN GFPI - GROWTH FUND PARTNERSHIP, INC.

In August of 1997 the Corporation completed an arms length non-monetary transaction in which the Corporation exchanged 200,000 shares of preferred stock
- Series B, par value of $100, and 150,000 shares of common stock in return for 756,191 voting shares of Common Stock in the Growth Fund Partnership, Inc. ("GFPI"). This series of preferred stock is redeemable at $100 per share, or $20,000,000. This investment represents less than 1% of the outstanding stock of GFPI. GFPI is a diversified closely held Florida corporation the assets of which are comprised of large holdings in real estate and mineral and mining rights. The Corporation recorded its investment at the estimated fair value for non-liquid common stock of $18 million.

During 1998, the Corporation decided to sell its investment in GFPI. Subsequent to December 31, 1999, the Corporation entered into a sales agreement to sell its investment for $2,500,000. Accordingly, the investment was written down to this value with a corresponding reduction in preferred stock Series B as of December 31, 1998.

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

NOTE D - ACQUISITION

On March 3, 1999, the Corporation acquired the stock of National Institute Companies of America, Inc., ("NICA") including all of its wholly owned subsidiaries. The acquisition of NICA was accounted for as a purchase and accordingly the results of operations of NICA for the period March 3, 1999 to December 31, 1999 are included in the accompanying 1999 financial statements. Operations for the entire year 1999 would not be significantly different if the acquisition was reflected as of January 1, 1999. The purchase price of a NICA was approximately $780,000 to be paid in Company common stock and the Company has not issued the stock. The seller has yet to remit approximately $800,000 of gross revenues that the Company believes are due them. A note payable to the seller has been recorded since no shares of the Company's common stock have been issued.

In March 2000, the Company instituted suit against the former Chairman of NICA prior to the acquisition. The suit seeks injunction relief, damages and attorney fees. The Company's legal counsel is of the opinion that the verdict will deny the defendant any further payments under the Agreement (including the note payable referenced above) and will rule as a matter of law that the stock of NICA was transferred to the Company under the agreement. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was approximately $763,000 and accounted for as goodwill.

Since March 3, 1999, the Corporation has operated the NICA business realizing revenues and incurring related expenses. The Corporation has received a legal opinion from counsel that a purchase and sale has in fact occurred.

NOTE E- DEBT

Debt at December 31, 1999 and 1998 comprises the following:

                                                                                            1999                1998
                                                                                         ----------          ----------
     Notes payable to 2 individuals in the amounts of $100,000 and $75,000. The notes were a result of working capital provided in 1994 and a consulting agreement, respectively. The interest rate on the notes is
     9% and 10% respectively                                                             $  203,218          $  203,218

     - Investment notes due January 1, 1998 through the year 2004. These notes pay interest at rates ranging from 6.5% to 12.0%. Subsequent to December
       31, 1999, the principal amount of these notes were paid
       in full                                                                            1,589,401           1,589,401

     - Installment note and lease obligation due for the purchase of building and land. This obligation is secured by the land and the building. The term of the note and lease includes interest. During 1999, the Company exchanged the land, building and building improvements in
       settlement of the installment note and lease obligation                                   --             527,382

     - Note payable NICA shareholder (See Note D)                                           780,000                  --
                                                                                         ----------          ----------

     TOTAL DEBT                                                                          $2,572,619          $2,320,001
                                                                                         ==========          ==========

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

NOTE F - INCOME TAXES

The Corporation provided for no federal or state taxes for the years ended December 31, 1999 and 1998. At December 31, 1999, the Corporation had federal net operating loss carry forwards of approximately $ 9.1 million, portions of which will begin to expire beginning in the calendar year 2017. The Company and its subsidiaries file separate state returns and have a combined state tax net operating loss carry forward of approximately $ 8.5 which will begin to expire in the calendar year 2009. The state limits use of net operating losses to $1,000,000 per year.

The components of the net deferred tax assets are:

                                                            1999                  1998
                                                         -----------           -----------
               Deferred tax assets:

               Net operating loss carry-forward          $ 8,527,000           $ 4,412,000
                                                         ===========           ===========


               Tax benefit @ 40%                         $ 3,410,000           $ 1,764,000
               Valuation allowance                        (3,410,000)           (1,764,000)
                                                         -----------           -----------

Net deferred tax assets/(liabilities)                    $        --           $        --
                                                         ===========           ===========

Future realization of the tax benefits of the net operation loss carry-forward at December 31, 1999, and 1998 ultimately depends on the existence of sufficient taxable income. Accordingly, management has established a valuation allowance equal to the amount of deferred tax assets.

NOTE G - STOCK TRANSACTIONS

During 1999, 11,000,000 shares of common stock were issued to CCIC, a wholly owned subsidiary of the Company. As of December 31, 1999, CCIC had sold 8,680,000 shares. The 2,320,000 shares that have not been sold as of December 31, 1999 are shown as treasury shares in the statement of stockholders equity (deficit).

During 1999, the Company entered into an agreement with the current Company President that entitles him to receive a one-time grant of 5,000,000 shares of the Company's common stock. In addition, the President is to receive 2,000,000 common shares annually and has the ability to purchase 1,000,000 annually at $.10 per share. The agreement expires in 5 years. To date, none of these shares have been issued except for the issuance of 590,000 shares from the exercise of the stock option. Also, during 1999, the President was issued shares of common stock in lieu of cash compensation.

The one time grant of shares and the annual grant were not valued as at December 31, 1999 and the President has not elected to receive those shares. No compensation expense was recognized relative to the stock option as the exercise price exceeded the market value as of the date of grant. The stock issued the President in lien of compensation was valued based upon the market price on the date of issue.

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

During 1999, the Company entered into an agreement with the former acting chairman ("Individual") that entitles the individual to receive a one time grant of 3,000,000 shares of the Company's common stock. In addition, this individual is to receive 2,000,000 common shares annually and has the ability to purchase 1,000,000 common shares annually at $.10 per share. The agreement expires in 5 years. To date, none of these shares have been issued. During 1999, this Individual terminated his employment with the Company and has been retained as a senior consultant, effectively canceling the issuance of stock for years two through five of the agreement. During 1999 and 1998, this Individual received shares of common stock in lieu of cash compensation and will receive shares rather than cash as part of the consulting arrangement in the future.

The one time grant and annual grant were not valued at December 31, 1999. This individual had not elected to receive these shares. No compensation expense was recognized relative to the stock options as the exercise price exceeded the market price as of the date of grant. The stock issued in lieu of cash compensation was valued based upon the market price as of the date of issue.

NOTE H- LITIGATION

The Company is engaged in various lawsuits that management believes will not result in a material adverse effect on the Company.

The majority of the legal settlements reflected in 1999 resulted in the issuance of common stock of the Company and related to matters originating when the Company was under the control of the prior management. The largest legal settlement related to the sale of the Company's stock in November 1998 under a Regulation D 504 B Offering. The Company resolved the claim in early 2000 agreeing to issue 2.5 million shares of common stock (valued at the current market price of $0.55 per share of $1.375 million). The shares were issued in the first quarter of 2000.

NOTE I - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Corporations financial instruments are as follows:

                                             December 31, 1999                       December 31, 1998
                                      ------------------------------          ------------------------------
                                       CARRYING             FAIR               CARRYING             FAIR
                                        AMOUNT              VALUE               AMOUNT              VALUE
                                      ----------          ----------          ----------          ----------
Financial assets:

   Cash and cash equivalents          $   59,404          $   59,404          $    5,236          $    5,236
   Accounts receivable                   109,170             109,170              14,630              14,630
   Investment in GFPI                  2,500,000           2,500,000           2,500,000           2,500,000

Financial Liabilities:

   Long term debt                      2,572,619           2,572,619           2,320,001           2,320,001

                         MORTGAGE BANKERS HOLDING CORP.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

NOTE J - COMMITMENTS

As of December 31, 1999, the Company has a three year lease at $ 1,600 per month for its Washington, PA office and a three year lease at $ 1,500 per month for its Dallas, Texas office.

NOTE K - SUBSEQUENT EVENTS

Subsequent to December 31, 1999, the Company changed its name to National Institute Companies of America, Inc. ("NICA") to better reflect its on-going operations.

Subsequent to December 31, 1999, the Company entered into an agreement to purchase 100% of the outstanding common stock of Continuing Education Associates, Inc. ("CEA"). The total purchase price is estimated to be $225,000 payable in cash of $100,000 and 350,000 common shares of the Company's restricted stock. The transaction is expected to close in the second quarter of 2000.

Subsequent to December 31, 1999, the Company entered into an agreement to purchase 100% of the outstanding common stock of Oxford International, Inc. ("Oxford") which is engaged in investment banking activities. The total purchase price is estimated to be $4.75 million payable in 5,000,000 common shares of the Company's restricted stock and 50% of Oxford's earnings for fiscal year 2000. The transaction is expected to close in the second quarter of 2000.

NOTE L- OPERATIONS

During the past two years the Company has changed their emphasis on mortgage banking to expanding the sale of insurance and related products and with the acquisition of NICA in 1999 to the providing of a vast array of estate planning products. In addition, during 1999 and the first quarter of 2000 significant liabilities have been settled and all significant litigation has been resolved. The Company has continued to expand their operations with the planned acquisition of additional companies in the year 2000. Management expects planned revenues to be sufficient to meet all future obligations.

                        NATIONAL INSTITUTE COMPANIES OF
                                 AMERICA, INC.

                              FINANCIAL STATEMENTS

                               THREE MONTHS ENDED
                            MARCH 31, 2000 AND 1999

                               TABLE OF CONTENTS




Financial Statements

         Balance Sheets                                                F-21

         Statements of Operations                                      F-23

         Statements of Stockholders' Equity (Deficit)                  F-24

         Statements of Cash Flows                                      F-26

         Notes to Financial Statements                                 F-27

                 NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS

                            March 31, 2000 and 1999

                                     ASSETS

                                   UNAUDITED

                                                                          2000                1999
                                                                       ----------          ----------
CURRENT ASSETS
     Cash                                                              $  123,286          $    4,300
     Accounts receivable                                                  109,170              14,630
     Investment in Growth Fund Partnership, Inc.                        2,500,000           2,500,000
     Notes Receivable                                                     400,000                  --
                                                                       ----------          ----------

           TOTAL CURRENT ASSETS                                         3,132,456           2,518,930



PROPERTY, PLANT AND EQUIPMENT
     Less accumulated depreciation of $140,659 and $130,930
       in 2000 and 1999, respectively                                      85,897             618,014



GOODWILL
     Less accumulated amortization of $69,375 and $5,667
       in 2000 and 1999 respectively                                      692,815             756,523
                                                                       ----------          ----------




       TOTAL ASSETS                                                    $3,911,168          $3,893,467
                                                                       ==========          ==========




See accompanying notes.

                 NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS

                            MARCH 31, 2000 AND 1999

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                   UNAUDITED


                                                                                             2000                 1999
                                                                                         -----------           -----------
CURRENT LIABILITIES
     Accounts payable                                                                    $   212,985           $   296,344
     Accrued and withheld payroll taxes                                                      421,322               386,184
     Accrued interest                                                                         20,323               238,633
     Accrued legal claims                                                                     75,000                    --
     Accrued other                                                                            19,179                 4,795
     Debt                                                                                  1,067,718             3,100,001
                                                                                         -----------           -----------

       TOTAL CURRENT LIABILITIES                                                           1,816,527             4,025,957
                                                                                         -----------           -----------

STOCKHOLDERS' EQUITY (DEFICIT)
     Common stock (par value $.0001 - authorized 100,000,000 shares, 65,416,694 and 20,987,170 issued; 64,715,044 and 20,987,170
       outstanding at March 31, 2000 and 1999, respectively)                                   6,542                 2,098
     Preferred stock Series A (par value $.0001 - authorized
       5,000,000 shares, -0- and 240,000 shares issued and outstanding
       at March 31, 2000 and 1999, respectively)                                                  --                    24
     Preferred stock Series B (par value $100 - authorized 200,000 shares,
       200,000 shares issued and outstanding at March 31, 2000 and 1999)                   2,500,000             2,500,000
     Treasury Stock (common: 701,650 shares at March 31, 2000) at cost                           (70)                   --
     Additional paid-in-capital                                                            8,911,913             1,820,492
     Retained earnings (deficit)                                                          (9,323,744)           (4,455,104)
                                                                                         -----------           -----------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                                  2,094,641              (132,490)
                                                                                         -----------           -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                $ 3,911,168           $ 3,893,467
                                                                                         ===========           ===========





See accompanying notes.

                 NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                   UNAUDITED

                                                                      2000                 1999
                                                                  -----------           -----------
REVENUE
     Mortgage and insurance related fees and commissions          $    13,101           $    16,110
                                                                  -----------           -----------

OPERATING EXPENSES
     Salaries and contracted services                                 883,756                    --
     Depreciation and amortization                                     16,702                12,861
     Professional fees                                                147,371                    --
     Other operating expenses                                         118,334                    --
                                                                  -----------           -----------

                                                                    1,166,163                12,861
                                                                  -----------           -----------

LOSS FROM OPERATIONS                                               (1,153,062)                3,249

OTHER INCOME AND (EXPENSES)
     Interest expense                                                      --               (45,873)
     Loss on abandonment of building                                       --                    --
                                                                  -----------           -----------

                                                                           --               (45,873)
                                                                  -----------           -----------
LOSS BEFORE PROVISION OR CREDIT FOR FEDERAL
  AND STATE INCOME TAXES AND EXTRAORDINARY ITEM                    (1,153,062)              (42,624)

FEDERAL AND STATE INCOME TAXES                                             --                    --
                                                                  -----------           -----------

LOSS BEFORE EXTRAORDINARY ITEM                                     (1,153,062)              (42,624)

EXTRAORDINARY ITEM - GAIN ON EXTINGUISHMENT OF
 INTEREST ON INVESTMENT NOTES                                         355,930                    --
                                                                  -----------           -----------

NET LOSS                                                          $  (797,132)          $   (42,624)
                                                                  ===========           ===========

Basic Earnings (Loss) Per Share                                   $      (.02)          $      (.00)
                                                                  ===========           ===========

Diluted Earnings (Loss) Per Share                                 $      (.02)          $      (.00)
                                                                  ===========           ===========

Average shares outstanding - Basic                                 49,657,565            25,878,602
                                                                  ===========           ===========

Average shares outstanding - Diluted                               49,657,565            25,878,602
                                                                  ===========           ===========




See accompanying notes.

                 NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                       THREE MONTHS ENDED MARCH 31, 2000

                                   UNAUDITED


                                                                                     Preferred Stock            Preferred Stock
                                                          Common Stock                   Series A                  Series B
                                                     Shares            $           Shares           $         Shares          $
                                                   ----------      ---------      ---------     ---------     -------     ----------
BALANCE AT JANUARY 1, 2000                         47,796,594      $   4,780             --            --     200,000     $2,500,000

 Issuance of stock for compensation                 3,250,000            325
 Issuance of stock                                  2,875,100            288
 Issuance of stock for services rendered            1,950,000            195
 Issuance of stock for legal settlement             2,545,000            255
 Issuance of stock to subsidiary                    7,000,000            700
 Reduction of treasury shares
 Loss for the three months ended March 31, 2000
                                                   ----------      ---------      ---------     ---------     -------     ----------
BALANCE AT MARCH 31, 2000                          65,416,694      $   6,542             --            --     200,000     $2,500,000
                                                   ==========      =========      =========     =========     =======     ==========


                                                                             Additional      Retained
                                                                              Paid In        Earnings
                                                       Treasury Stock         Capital        (Deficit)          Total
                                                     Shares         $            $               $                $
                                                   ----------     -----      ----------     -----------      -----------
BALANCE AT JANUARY 1, 2000                          2,320,000     $(232)     $4,384,133     $(8,526,612)     $(1,637,931)

 Issuance of stock for compensation                                             853,675                          854,000
 Issuance of stock                                                              289,712                          290,000
 Issuance of stock for services rendered                                        206,305                          206,500
 Issuance of stock for legal settlement                                       1,405,160                        1,405,415
 Issuance of stock to subsidiary                                              1,772,928                        1,773,628
 Reduction of treasury shares                      (1,618,350)      162              --                              162
 Loss for the three months ended March 31, 2000                                                (797,132)        (797,132)
                                                   ----------     -----      ----------     -----------      -----------
BALANCE AT MARCH 31, 2000                             701,650     $ (70)     $8,911,913     $(9,323,744)     $ 2,094,641
                                                   ==========     =====      ==========     ===========      ===========





See Accompanying Notes

                 NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                   UNAUDITED



                                                                                    Preferred Stock          Preferred Stock
                                                          Common Stock                  Series A                 Series B
                                                      Shares           $           Shares        $        Shares          $
                                                   -----------      --------      --------      ----      -------     ----------
BALANCE AT JANUARY 1, 1999                          19,470,500      $  1,947       391,667      $ 39      200,000     $2,500,000

Conversion of preferred to common stock              1,516,670           151      (151,667)      (15)
Loss for the three months ended March 31, 1999
                                                   -----------      --------      --------      ----      -------     ----------

BALANCE AT MARCH 31, 1999                           20,987,170      $  2,098       240,000      $ 24      200,000     $2,500,000
                                                    ==========      ========      ========      ====      =======     ==========


                                                                               Additional       Retained
                                                                                 Paid in        Earnings
                                                        Treasury Stock           Capital        (Deficit)        Total
                                                    Shares           $             $               $               $
                                                   ---------     ---------     ----------     -----------      ---------
BALANCE AT JANUARY 1, 1999                                 --           --     $1,820,492     $(4,412,480)     $ (90,002)

Conversion of preferred to common stock                                                                              136
Loss for the three months ended March 31, 1999                                                    (42,624)       (42,624)
                                                   ---------     ---------     ----------     -----------      ---------

BALANCE AT MARCH 31, 1999                                 --            --     $1,820,492     $(4,455,104)     $(132,490)
                                                   =========     =========     ==========     ===========      =========

                  NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                    UNAUDITED


                                                                  2000                1999
                                                              -----------           --------
OPERATING ACTIVITIES

    Net (Loss)                                                   (797,132)           (42,624)

    Adjustments to Reconcile Net
       Income (Loss) to Net Cash
       Used by Operating Activities:
         Depreciation and amortization                             16,702             12,861
         Issuance of common stock for expenses                  1,060,500                 --
         Debt foregiveness on investor note interest             (355,930)                --
       Increase (decrease) in:
         Accounts payable and accrued expenses                      4,291             33,164
                                                              -----------           --------

NET CASH (USED) BY OPERATING ACTIVITIES                           (71,569)             3,401
                                                              -----------           --------

INVESTING ACTIVITIES
    Purchase of equipment                                         (28,852)            (4,473)
    Purchase of investment                                       (400,000)                --
                                                              -----------           --------

NET CASH USED BY INVESTING ACTIVITIES                            (428,852)            (4,473)
                                                              -----------           --------

FINANCING ACTIVITIES
    Conversion of preferred stock to common stock                      --                136
    Decrease in debt                                           (1,504,901)                --
    Issuance of common stock                                    2,069,204                 --
                                                              -----------           --------

NET CASH PROVIDED BY FINANCING ACTIVITIES                         564,303                136
                                                              -----------           --------

NET INCREASE (DECREASE) IN CASH                                    63,882               (936)

BEGINNING CASH BALANCE                                             59,404              5,236
                                                              -----------           --------

ENDING CASH BALANCE                                           $   123,286           $  4,300
                                                              ===========           ========

SUPPLEMENTAL DISCLOSURE
     Cash paid during the year for interest                   $        --           $     --

NON-CASH INVESTING AND FINANCING ACTIVITIES
    Reduction in treasury shares                              $       162           $     --
    Issuance of stock for legal settlements                     1,405,415           $     --



See accompanying notes.

                 NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

                         NOTES TO FINANCIAL STATEMENTS

                            MARCH 31, 2000 AND 1999

                                   UNAUDITED


NOTE A - Basis of Presentation

On January 5, 2000, the Company changed its name to National Institute Companies of America, Inc. from Mortgage Bankers Holding Corporation to better reflect its on-going operations.

Mortgage Bankers Holding Corp. owned and operated the following wholly owned subsidiaries:

    Mortgage Bankers Service Corporation ("MBSC") - MBSC was a mortgage corporation licensed in three states that provides conforming and non-conforming mortgage loans. During 1998, MBSC ceased operations and out of existence documents were filed with the appropriate state authorities.

    Commonwealth Capital Investment Corporation ("CCIC") - CCIC issued unregistered securities to Pennsylvania residents desiring long term investments, pursuant to Section 203(d) of the Pennsylvania Securities Act of 1972 as amended. Proceeds from the sales are used for lending to a variety of individuals and companies and corporate working capital needs. During 1998, CCIC ceased operations and out of existence documents were filed with the appropriate state authorities.

    Pinnacle Insurance and Investment Group, Inc. ("PIIG") - PIIG was a licensed insurance agency in the state of Pennsylvania. PIIG offers a variety of life, annuity and burial supplement insurance productivity. During 1998, PIIG ceased operations and out of existence documents were filed with the appropriate state authorities.

    International Auto Funding Corp. ("IAF") - IAF was licensed in the States of Pennsylvania and West Virginia. This subsidiary began operations on July 1, 1998. IAF offers sub-prime auto financing products. IAF was known as Prince George Home, which was inactive at December 31, 1997. During 1998, IAF ceased operations and out of existence documents were filed with the appropriate state authorities.

    National Settlements, Inc. ("NSI") - NSI was licensed in the state of Pennsylvania. NSI is an abstract Corporation that closes residential mortgage loans. NSI was acquired by the Company on May 1, 1998. During 1998, NSI ceased operations and out of existence documents were filed with the appropriate state authorities.

                 NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

                         NOTES TO FINANCIAL STATEMENTS

                            MARCH 31, 2000 AND 1999

                                   UNAUDITED

      National Institute Companies of America, Inc, ("NICA") and its wholly owned subsidiaries:

         National Institute for Estate Planning, Inc. which provides estate planning services.

         National Institute for Financial Services, Inc. which provides financial services.

         National Institute for Retirement Planning, Inc. which provides retirement planning services.

         NIEP Agency, Inc which is a licensed insurance agency.

         National Institute for Employee Benefits, Inc. which provides employee benefit consulting.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

The accompanying consolidated financial statements of the Corporation are unaudited. However, in the opinion of management, they include all adjustments necessary for a fair presentation of financial position, results of operations and cash flows. The amounts presented for the three months ended March 31, 2000 are not necessarily indicative of the results for a full year. Additional information contained in the audited financial statements in form 10-KSB of the Corporation for the year ended December 31, 1999 dated May 5, 2000, which should be read in conjunction with this quarterly report.

                  NATIONAL INSTITUTE COMPANIES OF AMERICA, INC.

                          NOTES TO FINANCIAL STATEMENTS

                             MARCH 31, 2000 AND 1999

                                    UNAUDITED


NOTE B - INCOME TAXES

No federal or state income tax has been provided for the three months ended March 31, 2000 due to the loss in the current period and the existence of unused net operating loss carryforwards.


NOTE C - INVESTMENT

During the first quarter of 2000, the Company funded $400,000 out of an expected amount of $650,000 for a promissory note receivable that bears interest at 10%. The Company at its option has the ability to convert this note to a minority ownership interest.


NOTE D - INVESTMENT NOTES PAYABLE

During the first quarter of 2000, substantially all the principal amount on the investment notes were paid in full. The individuals that purchased the investment notes were non-affiliated third parties who did not hold an equity position in the Company. Interest on the investment notes was forgiven as part of the payment of the notes and reflected on the consolidated statement of operations as an Extraordinary Item - Gain on Extinguishment of Interest on Investment Notes.


NOTE E - LEGAL SETTLEMENT

The Company issued approximately 2,500,000 shares of common stock valued at $ 1,375,000 to settle an accrued legal claim. The law suit originated when the Company was under the control of prior management and related to the sale of the Company's stock in November 1998 under a Regulation D 504 B offering.